MULTI

BRAND BOOK

You are **multifaceted**, why settle for wellness that is one-note.



MULTi is redefining the wellness experience with **supplements, skincare,** and **body care** that connect the dots between **beauty, body,** and **mind.**

Meet the new daily essentials that will help you **feel good, look good,** and **do good,** seriously.

THE BRAND

WHY

Feel good, do good

The WHO defines wellness as "*a state of complete physical, mental, and social well-being and not merely the absence of disease or [illness]*". Multi isn't here to follow the trends, we're here to drive innovation and results. Our experience is one that takes into account *ALL* parts of your well-being. Why?

When you feel good, you do good: for yourself, for those around you, and for your surroundings.

VISION

External

Redefine the wellness experience by connecting the dots between beauty, body, and mind

We understand that *you are multifaceted*, and that your beauty, body, and mind are *ALL* interconnected—so why does the wellness industry treat concerns individually, rather than get to the root cause?

We don't look at your health and beauty concerns as individual problems; *we look at them as a whole.*

Multi is redefining the wellness experience by treating your concerns holistically. ***We are connecting the dots.***



Internal

Reimagine the startup landscape and corporate culture

From our internal leadership and advisory boards, to our cap table and our philanthropy initiatives, ***we are transforming the startup landscape to include, prioritize, and amplify women and BIPOC***.

Our corporate culture puts people first, ***prioritizing the physical, mental, and social well-being of everyone on our team.*** We can't advocate for wellness without truly feeling well.

THE *MULTI* APPROACH





Understand that your beauty, body, and mind are interconnected

THAT'S WHY YOU NEED A **HOLISTIC** APPROACH, NOT ISOLATED BAND-AID SOLUTIONS



Heal, from the inside AND out. Treating the root causes AND your symptoms

OUR PRODUCTS ARE INTENTIONAL AND RESEARCH BACKED. MULTI RUNS CLINICAL TRIALS FOR ALL HERO PRODUCTS



Feel good, do good.

HAPPY YOU = MORE CONFIDENT, PRODUCTIVE, AND LIKELY A LESS CRANKY YOU- WE LOVE THAT FOR YOU.

CORE VALUES

Our core values guide our own internal behavior and culture. When uncertainty kicks in, our values stand out. Our *how* is more important than our *what*. When it comes to steering our people and business decisions, these values are our compass.

You are *MULTI*FACETED

At Multi we care for, and recognize, ALL parts of you. Within our company culture and community, we encourage **transparency, authenticity, and vulnerability**. We stray away from one-note wellness, and strive to **empower the multiverse that is your health and individuality.**

We are *MULTI*CULTURAL

We believe we cannot show up as our best selves if we are not making our best efforts to create a **brave space that prioritizes equity.** In a business landscape and industry that normally silences us, we don't shy away from making noise. We know we are better together.

Our products & experience are *MULTI*FUNCTIONAL

As we have said, you are multifaceted. So, **our products and experience are multifunctional**. We are revolutionizing wellness by using a holistic approach that combines **clinical research, brand transparency, and conversations with our community**. Oh, and we're making it fun. We aren't here to simply take up space, we are here to **innovate that space.**

MULTi FOUNDING TEAM





Chief Product Officer
AJ ADDAE

Cosmetic chemist, dermatological research scientist, and Northeastern University alum, Member of the Society of Cosmetic Chemists Southwest Chapter, and the Skin of Color Society.

Her research has appeared in the Journal of Drugs in Dermatology. She was also a research presenter at the American Society of Dermatologic Science conference.

Worked as a cosmetic formulator for a medical grade, physician-dispensed skin care company, as well as a formulation and research scientist in the Biomaterials Design Lab at Northeastern University.

AJ is driven by her passions for innovating in the skincare and wellness spaces, and formulating products that prioritize BIPOC.

Chief Executive Officer
MAL TAYAG

9+ years of experience in business development, strategy, marketing, brand development, and creative direction in the wellness, skincare, and fashion industries.

Has worked with and collaborated with brands and companies including Nike, Glossier, Reebok, Shopify, Spotify, and more.

Headed marketing and brand development at mid-stage Canadian fashion startup, Oak + Fort, through their first major e-commerce and retail brand expansion into the USA.

Driven by her experiences with leaky gut, IBS, and chronic skin conditions (like acne, eczema, and psoriasis), she has spent the last decade learning about, and healing, her skin, body, and mind. She hopes Multi can allow others to do the same.

Chief Brand Officer
NINA HUYNH

5+ years of experience in community building, corporate relations, and product research as a content creator, organically growing her social media channels to a collective reach of over 200K, with over 11 million views on Youtube.

Built strong relationships with companies such as Dyson, Lululemon, Bumble, Doordash, Pandora, and Sephora with whom she was a face of their "We Belong to Something Beautiful" campaign.

As an influencer she is gifted products from hundreds of brands which has given her signifcant insight into product research and customer experience. This experience drives her extreme passion for creating a meaningful, effective, impactful, and intentional wellness brand that sets itself apart from the rest.

MULTi ADVISORS

As a business that appreciates and understands the importance of knowledge, experience, and consistent growth, we are curently building out a diverse **Business Board** and **Medical and Wellness Board**. Here are our current confirmed advisors, with more to be announced soon.

BUSINESS

JACLYN TING
SVP Finance and Operations, Voice

ANNA SIAN
Head of Marketing, Spotify

MEDICAL & WELLNESS

DR. BRYANT ESQUEJO
Naturopathic Doctor

DR. OKOYE
Dermatologist

ZOEY GU, RD
Registered Dietician & TCM

MULTi PHILANTHROPY

(3% For Our Youth) At Multi, everything we do is driven by the sole mission to **Feel Good, Do Good.** Investing in financially disadvantaged BIPOC youth aligns with all of our values and pillars – because *when they feel good, they'll do good for themselves, those around them and their surroundings.* In short, investing in our youth creates a ripple effect of positive change in our future.

Philanthropy is more than just donating money – it's embedded in our company culture

PHYSICAL HEALTH

What: Combating access to food
How: Activations by donation to fundraise for areas that are food deserts



MENTAL HEALTH

What: Combatting access to resources/knowledge
How: Staff participation in a mentorship program for young BIWOC

ECONOMIC EQUITY

What: Combatting access to wealth
How: Intentional equitable representation in everything from our leadership to our cap table

ENVIRONMENTAL HEALTH

What: Combatting access to a sustainable future
How: Making consistent strides with our sustainability initialtives from carbon neutrality to responsible operations

CREATIVE

LOGO

MULTI

PRIMARY TYPEFACE

NIMBUS SANS

Feel good, do good

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ICON



COLOR STORY














Editorial and art inspired imagery that fuses together joy, playfulness, fun while remaining refined. Our imagery includes editorial campaigns intertwined with imagery of product and people.



BRAND MOOD

MULTI

mal@mydailymulti.com mydailymulti.com @mydailymulti